UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 2, 2010

AMERICAS ENERGY COMPANY - AECo
(Exact Name of Registrant as Specified in its Charter)

Nevada	000-50978	98-0343712
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

249 N. Peters Rd., Suite 300, Knoxville, Tennessee 37923
(Address of Principal Executive Offices)

865-238-0668
Registrants Telephone Number

______________________________.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant's Certifying Accountant

Dismissal of Independent Accountants

Effective as of June 2, 2010 (the "Effective Date"), Peterson Sullivan LLP ("P&S") was dismissed as the independent registered public accounting firm of Americas Energy Company-AECo hereinafter, the "Registrant".

P&S's report on the Registrant's financial statements for the past two (2) fiscal years, as well as the subsequent interim period through the Effective Date, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified as to uncertainty, audit scope, or accounting principles, with the exception of a modification indicating there was substantial doubt that the Registrant would continue as a "Going Concern".

The dismissal of the independent registered public accountants was approved by the Registrant's Board of Directors effective as of the Effective Date.

During the Registrant's most recent two (2) fiscal years, as well as the subsequent interim period through the Effective Date, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

During the Registrant's most recent two (2) fiscal years, as well as the subsequent interim period through the Effective Date, P&S did not advise the Registrant of any of the matters identified in Item 304(a)(1)(v)(A) - (D) of Regulation S-K.

The Registrant has requested P&S to furnish a letter addressed to the SEC stating whether it agrees with the statements made by the Registrant and, if not, stating the respects in which it does not agree. A copy of the letter is attached hereto as Exhibit 16.1.

Appointment of New Independent Accountants

Effective as of the June 2, 2010, the Board of Directors of the Registrant approved the engagement of Weaver & Martin, LLC ("W&M") as its independent registered public accounting firm to audit the Registrant's financial statements. The Registrant did not consult W&M on any matters described in Item 304(a)(2) of Regulation S-K during the Registrant's two (2) most recent fiscal years or any subsequent interim period prior to engaging W&M.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Americas Energy Company-AECo

Date: June 4, 2010

By: \s\ Christopher L. Headrick, President
Name: Christopher L. Headrick
Title: President and CEO
Principal Executive Officer and Principal Financial Officer